Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

LEGGETT & PLATT, INCORPORATED

********

ARTICLE I.

The name of the corporation (the “Corporation”) is:

Leggett & Platt, Incorporated

ARTICLE II.

The address of the registered office of the Corporation in the State of Missouri is 615 S. Bishop Ave., Suite F, Rolla MO 65401. The name of the registered agent of the Corporation at such address is Cogency Global Inc.

ARTICLE III.

The Corporation is formed for the following purposes:

to engage in any lawful business as provided by Section 351.386 of The General and Business Corporation Law of Missouri (the “MGBCL”);

to exercise all of the powers granted under the provisions of Section 351.385 of the MGBCL; and

to purchase, take, receive or otherwise acquire, hold, own, pledge, transfer or otherwise dispose of its own shares, subject to the provisions of Section 351.390 of the MGBCL.

The foregoing clauses are to be construed both as objects and powers. It is hereby expressly provided that the foregoing enumeration of specific powers may not be held to limit or restrict in any manner the powers of the Corporation, nor will the Corporation be required to exercise all of such powers at any one time.

ARTICLE IV.

The total number of shares of stock which the Corporation shall have authority to issue is 10,000 shares of common stock, par value $0.001 per share (the “Common Stock”). Each holder of Common Stock shall be entitled to one vote for each share held. There are no preferences, qualifications, limitations, restrictions and special or relative rights, including convertible rights, if any, in respect to the shares.

ARTICLE V.

In furtherance and not in limitation of the powers conferred by statute, the by-laws of the Corporation may be made, altered, amended or repealed by the shareholders of the Corporation or by a majority of the entire Board of Directors.

ARTICLE VI.

Elections of directors need not be by written ballot.

ARTICLE VII.

(a) The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law presently or hereafter in effect, and such right to indemnification shall continue or permitted by law presently or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article VII shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition but subject to, and conditioned upon, the receipt of an undertaking (in form and substance, including reasonable conditions, reasonably acceptable to the Board of Directors) by or on behalf of such person to repay such amount unless it shall be ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article VII.

(b) The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VII to directors and officers of the Corporation.

(c) The rights to indemnification and to the advance of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under these Amended and Restated Articles of Incorporation, the by-laws of the Corporation, any statute, agreement, vote of shareholders or disinterested directors or otherwise.

(d) Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of these Amended and Restated Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to the reimbursement of expenses pursuant to this Article VII if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.

(e) For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE VIII.

The Corporation hereby eliminates, to the fullest extent permitted by law (as contemplated by Section 351.055.2(3) of the MGBCL) the personal liability of any person who serves as a director of the Corporation to the Corporation and/or its shareholders for monetary damages for breach of fiduciary duty as a director or officer; provided that this Article VIII shall not eliminate or limit the liability of a director or officer: (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders; (ii) for acts or omissions not in subjective good faith or which involve intentional misconduct or a knowing violation of law; (iii) in the case of a director, under Section 351.345 of the MGBCL; (iv) for any transaction from which the director derived an improper personal benefit; provided, however, that if in the future the MGBCL is amended or modified (including, but not limited to, Section 351.055.2(3) to permit the elimination of the personal liability of a director or officer of the Corporation to a greater extent than contemplated above, then the provisions of this Article VIII shall be deemed to be automatically amended to provide for the elimination of the personal liability of the directors or officers of the Corporation to such greater extent. This Article VIII shall not eliminate or limit the liability of a director or officer for any act or omission occurring prior to the date when this Article VIII becomes effective.

ARTICLE IX.

The duration of the Corporation is perpetual.

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IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Articles of Incorporation to be fully executed and acknowledged by its duly authorized officers this 26th day of August, 2026.

/s/ Jennifer J. Davis
Name:	Jennifer J. Davis
Title:	Executive Vice President – General Counsel

[Signature Page to A&R Articles of Incorporation of Leggett & Platt, Incorporated]